EXHIBIT 21.1

SUBSIDIARIES OF POVERTY DIGNIFIED, INC.

Name of Subsidiary	Jurisdiction of Incorporation

My Power Solutions, Inc.	Nevada

Africhise, Inc.	Delaware

My Power Solutions Bahamas, Inc.	Delaware